Mail Stop 3561

January 19, 2007

BY U.S. MAIL and FACSIMILE

Ms. Suzanne Herring
 Chief Financial Officer
AFV SOLUTIONS, INC.
9710 Research Drive
Irvine, California 92618

>   **Re: AFV Solutions, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed January 18, 2007**
>   **File No. 333-84568**

Dear Ms. Herring:

        We have reviewed the above referenced filing for compliance with the requirements with respect to the Item 4.01 disclosures of the Form 8-K and have the following comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted via EDGAR, under the label "corresp," within five business days of the date of this letter. Please note that if you require longer than five business days to respond, you should contact the staff immediately to request additional time.

Ms. Suzanne Herring
AFV Solutions, Inc.
January 19, 2007
Page 2

Form 8-K

Item 4.01 Changes in Registrant's Certifying Accountants

1.   As a reminder, please file an amendment to the Form 8-K to provide the required Exhibit
        16.1 letter from your former registered independent public accountants, Most &
        Company, LLP. Pursuant to Item 304(a)(3) of Item 304 of Regulation S-B, the Exhibit
        16.1 letter is required to be filed within 10 business days after the filing of the Form 8-K
        and, notwithstanding the 10 business day period, the letter should be filed within two
        business days of receipt.

                                                ****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the
    Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review of your
filing or in response to our comments on your filing.

        Any questions should be directed to the undersigned at (202) 551-3328.

                                        Sincerely,

                                        Beverly A. Singleton
                                        Staff Accountant